SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                  RYANAIR COMMENCES NEW ROUTES TO SPAIN

           London Stansted - Valladolid and Reus -Barcelona from GBP1.00

Ryanair, Europe's No.1 low fares airlines, today (06 November 2003) commenced
2 new routes between London and Spain and Reus- Barcelona and Valladolid, Spain with fares from an incredible GBP1.00 one way excluding taxes. .

Speaking in Stansted today, Sinead Finn Sales and Marketing Manager, Europe said:

" Spain has been such a fantastic market for us from all our UK airports this year and we are delighted to add another 2 strong Spanish destinations giving more low fares and more choice with direct low cost flights. Reus-Barcelona operates double daily flights and Valladolid operates daily, both are direct flights and we expect to carry 200,000 and 100,000 passengers respectively on these routes in their first 12 months of operation.

"This incredible offer is available on Ryanair.com until midnight tonight to be quick we'd hate you to miss out on these crazy offers!"

Ryanair operates 134 routes between 86 destinations and will carry almost 24 million passengers throughout Europe this year - 1.5m of which will be on our 13 Spanish routes, delivering 1 million visitors to Spain.


For information contact:

Sinead Finn - 07979 593648

Alan Clark, Alan Clark Communications - 01324 875454

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  6 November, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director